Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES RECEIPT OF SKYHARBOUR SHARES
IN CONNECTION WITH OPTION OF MOORE LAKE PROPERTY TO
SKYHARBOUR FOR CASH AND SHARES

Toronto, ON – August 16, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that Skyharbour Resources Ltd. (SYH: TSX-V) (“Skyharbour”) has issued 4,500,000 common shares to Denison, further to Denison’s press release on July 14, 2016 announcing the execution of an agreement with Skyharbour granting Skyharbour an option to acquire a 100% interest in Denison’s wholly owned Moore Lake uranium exploration property (“Transaction”). The common shares of Skyharbour received by Denison under the Transaction have an approximate value of $1,620,000 (or $0.36 per share) based on the closing price of Skyharbour’s common shares on August 15, 2016.

In order to acquire a 100% interest in the Moore Lake property, Skyharbour must also pay Denison staged cash payments of $500,000, in aggregate, over the next five years, and spend $3,500,000 in exploration expenditures on the Moore Lake property, over the next five years. Under the terms of the Transaction, Denison maintains various back-in rights on the property and has the right to nominate one director to the Skyharbour board of directors, provided Denison holds at least 5% of the issued and outstanding common shares of Skyharbour. All amounts in this release are stated in Canadian dollars.

The number of shares issued to Denison was adjusted from the initially agreed 18,000,000 common shares as a result of Skyharbour’s recently completed share consolidation. Taken together with Denison’s previous share position in Skyharbour, Denison currently holds 5,000,000 common shares of Skyharbour. Denison’s current position represents approximately 11.37% of Skyharbour’s total issued and outstanding common shares.

Denison has acquired the shares of Skyharbour for investment purposes and may from time to time increase or decrease its investment in Skyharbour depending upon the business and prospects of Skyharbour and depending upon future market conditions. Denison received the Skyharbour common shares in reliance on the exemption in section 2.12 of National Instrument 45-106.

An early warning report will be filed by Denison in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or directly from Denison.

About Denison

Denison is a uranium development and exploration company focused in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. Highlighted by its 60% owned Wheeler River development project, which hosts the high grade Gryphon and Phoenix uranium deposits, Denison's project portfolio covers over 350,000 hectares and includes a 22.5% interest in the McClean Lake uranium mill, which is permitted for annual production of up to 24 million pounds U3O8 and is currently processing ore from the Cigar Lake mine under a toll milling agreement. Denison’s interests in the eastern Athabasca Basin also include a 61.55% interest in the J Zone deposit on the Waterbury Lake property, a 25.17% interest in the Midwest deposit, and a 22.5% interest in the McClean lake uranium deposits – all of which are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: Denison’s investment in Skyharbour and the deemed value thereof; and the terms of Skyharbour’s acquisition of an interest in the Moore Lake Property.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.